Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING

AND

DISTRIBUTION OF FINAL DIVIDEND

The board of directors (the “Board” or “Board of Directors”) of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the annual general meeting held on Monday, 29 June 2020 (the “AGM” or “Meeting”). All resolutions were duly passed.

I.	VOTING RESULTS AT THE AGM

The AGM was held on Monday, 29 June 2020 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

As at the date of the AGM, shareholders holding a total of 28,264,705,000 shares of the Company, representing 100% of the total issued shares of the Company, were entitled to attend and vote on the resolutions proposed at the AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM.

Shareholders and authorized proxies holding a total of 22,497,760,483 voting shares of the Company, representing 79.596657% of the total voting shares of the Company, attended the AGM. The voting at the Meeting was conducted by way of onsite voting and online voting, and was in compliance with the requirements of laws and regulations including the Company Law of the People’s Republic of China ( 《中華人民共和國公司 法》), the Rules for Shareholders’ Meetings of Listed Companies ( 《上 市公司股東大會規 則》 ), and the Shanghai Stock Exchange Implementation Rules for Online Voting at Shareholders’ Meetings of Listed Companies ( 《上海證券交易所上市公司股東大會網絡投票實施細 則》), as well as the relevant provisions of the Articles of Association of the Company.

Total number of shareholders and authorized proxies attending the Meeting	32
including: number of holders of A Shares	31
number of holders of H Shares	1
Total number of shares with voting rights	22,497,760,483
including: total number of shares held by holders of A Shares	19,374,635,371
total number of shares held by holders of H Shares	3,123,125,112
Percentage to the total number of shares with voting rights	79.596657%
including: percentage of shares held by holders of A Shares	68.547099%
percentage of shares held by holders of H Shares	11.049558%

Note:	The shareholders attending the Meeting include the shareholders who attended the onsite meeting and the holders of A Shares who attended the Meeting by way of online voting.

The Meeting was chaired by Mr. Wang Bin, the Chairman of the Board of Directors. Nine out of the eleven Directors of the Company attended the Meeting, while Non-executive Directors Mr. Yuan Changqing and Mr. Yin Zhaojun were unable to attend due to other business commitments. Two out of the five Supervisors of the Company attended the Meeting, while Mr. Luo Zhaohui, Mr. Cao Qingyang and Ms. Wang Xiaoqing, all being Supervisors, were unable to attend due to other business commitments. Certain members of the Senior Management and the Board Secretary also attended the Meeting.

The poll results in respect of the resolutions proposed at the AGM are as follows:

		Type of Shareholders	For		Against		Abstain		Attending and Voting
Resolutions			No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
As ordinary resolutions
1	To consider and approve the report of the Board of Directors of the Company for the year 2019	Holders of A Shares	19,374,488,471	99.999242	45,500	0.000235	101,400	0.000523	19,374,635,371

		Holders of H Shares	3,102,661,977	99.344787	2,968,975	0.095064	17,494,160	0.560149	3,123,125,112

		Total	22,477,150,448	99.908391	3,014,475	0.013399	17,595,560	0.078210	22,497,760,483

	The resolution was duly passed as an ordinary resolution.

2	To consider and approve the report of the Board of Supervisors of the Company for the year 2019	Holders of A Shares	19,374,488,571	99.999242	45,500	0.000235	101,300	0.000523	19,374,635,371

		Holders of H Shares	3,102,668,692	99.345002	2,972,420	0.095174	17,484,000	0.559824	3,123,125,112

		Total	22,477,157,263	99.908421	3,017,920	0.013414	17,585,300	0.078165	22,497,760,483

	The resolution was duly passed as an ordinary resolution.

		Type of Shareholders	For		Against		Abstain		Attending and Voting
Resolutions			No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
3	To consider and approve the financial report of the Company for the year 2019	Holders of A Shares	19,374,488,471	99.999242	45,500	0.000235	101,400	0.000523	19,374,635,371

		Holders of H Shares	3,103,159,362	99.360712	2,472,040	0.079153	17,493,710	0.560135	3,123,125,112

		Total	22,477,647,833	99.910602	2,517,540	0.011190	17,595,110	0.078208	22,497,760,483

	The resolution was duly passed as an ordinary resolution.

4	To consider and approve the profit distribution plan of the Company for the year 2019	Holders of A Shares	19,374,589,771	99.999765	45,500	0.000234	100	0.000001	19,374,635,371

		Holders of H Shares	3,108,323,442	99.526062	2,471,815	0.079146	12,329,855	0.394792	3,123,125,112

		Total	22,482,913,213	99.934006	2,517,315	0.011189	12,329,955	0.054805	22,497,760,483

	The resolution was duly passed as an ordinary resolution.

5	To consider and approve the remuneration of Directors and Supervisors of the Company	Holders of A Shares	19,359,241,907	99.920548	15,393,164	0.079450	300	0.000002	19,374,635,371

		Holders of H Shares	3,044,376,879	97.478544	66,319,883	2.123510	12,428,350	0.397946	3,123,125,112

		Total	22,403,618,786	99.581551	81,713,047	0.363205	12,428,650	0.055244	22,497,760,483

	The resolution was duly passed as an ordinary resolution.

6	To consider and approve the election of Mr. Lam Chi Kuen as an Independent Director of the sixth session of the Board of Directors of the Company	Holders of A Shares	19,374,411,821	99.998846	223,250	0.001152	300	0.000002	19,374,635,371

		Holders of H Shares	3,069,529,330	98.283905	39,699,116	1.271135	13,896,666	0.444960	3,123,125,112

		Total	22,443,941,151	99.760779	39,922,366	0.177451	13,896,966	0.061770	22,497,760,483

	The resolution was duly passed as an ordinary resolution. The qualification of Mr. Lam Chi Kuen as a Director of the Company is subject to the approval of the China Banking and Insurance Regulatory Commission.

7	To consider and approve the remuneration of auditors of the Company for the year 2019 and the appointment of auditors of the Company for the year 2020	Holders of A Shares	19,374,589,571	99.999764	45,500	0.000234	300	0.000002	19,374,635,371

		Holders of H Shares	3,103,606,597	99.375033	7,021,565	0.224825	12,496,950	0.400142	3,123,125,112

		Total	22,478,196,168	99.913039	7,067,065	0.031412	12,497,250	0.055549	22,497,760,483

	The resolution was duly passed as an ordinary resolution.

As a special resolution

8	To grant a general mandate to the Board of Directors of the Company to allot, issue and deal with new H Shares of the Company of an amount of not more than 20% of the H Shares in issue as at the date of passing of this special resolution	Holders of A Shares	19,339,170,583	99.816952	35,464,788	0.183048	0	0.000000	19,374,635,371

		Holders of H Shares	742,492,705	23.774030	2,355,889,186	75.433712	24,743,221	0.792258	3,123,125,112

		Total	20,081,663,288	89.260721	2,391,353,974	10.629298	24,743,221	0.109981	22,497,760,483

	The resolution was duly passed as a special resolution.

	Type of Shareholders	For		Against		Abstain		Attending and Voting
Resolutions		No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares

Received relevant reports
To receive the duty report of the Independent Directors of the Board of Directors of the Company for the year 2019
To receive the report on the overall status of connected transactions of the Company for the year 2019

Pursuant to the relevant laws and regulations of the PRC, the Company announces the poll results of holders of A Shares who individually or in aggregate hold less than 5% of the shares of the Company in respect of Resolutions No. 3 to No. 7 proposed at the AGM as follows:

		For		Against		Abstain
Resolutions		No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %
As ordinary resolutions
3	To consider and approve the financial report of the Company for the year 2019	50,958,471	99.712555	45,500	0.089032	101,400	0.198413
4	To consider and approve the profit distribution plan of the Company for the year 2019	51,059,771	99.910773	45,500	0.089032	100	0.000195
5	To consider and approve the remuneration of Directors and Supervisors of the Company	35,711,907	69.878970	15,393,164	30.120443	300	0.000587
6	To consider and approve the election of Mr. Lam Chi Kuen as an Independent Director of the sixth session of the Board of Directors of the Company	50,881,821	99.562570	223,250	0.436843	300	0.000587
7	To consider and approve the remuneration of auditors of the Company for the year 2019 and the appointment of auditors of the Company for the year 2020	51,059,571	99.910381	45,500	0.089032	300	0.000587

The full text of the resolutions is set out in the circular and notice of the AGM dated 17 April 2020.

Computershare Hong Kong Investor Services Limited, the Company’s H Share registrar, in conjunction with King & Wood Mallesons, the Company’s PRC legal advisers, acted as scrutineers for the vote-taking at the AGM.

II.	DISTRIBUTION OF FINAL DIVIDEND

The Company will distribute a final dividend (the “Final Dividend”) of RMB0.73 per share (equivalent to HK$0.79954 per share) (inclusive of tax) for the year ended 31 December 2019 to holders of H Shares whose names appear on the H Share register of members of the Company on Wednesday, 15 July 2020. According to the Articles of Association of the Company, the Final Dividend will be denominated and declared in Renminbi, and the Final Dividend on H Shares will be paid in Hong Kong dollars. The relevant exchange rate is RMB0.91303: HK$1.00, being the average closing rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of the Final Dividend by the AGM.

The H Share register of members of the Company will be closed from Thursday, 9 July 2020 to Wednesday, 15 July 2020 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the Final Dividend, holders of H Shares should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 8 July 2020.

The Company has appointed Computershare Hong Kong Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to the Receiving Agent the Final Dividend declared for payment to holders of H Shares. It is expected that the Final Dividend will be distributed by the Receiving Agent on Wednesday, 26 August 2020. Relevant cheques will be dispatched to holders of H Shares entitled to receive the Final Dividend by ordinary post at their own risk.

III.	WITHHOLDING AND PAYMENT OF INCOME TAX

Withholding and Payment of Enterprise Income Tax for Non-resident Enterprise Shareholders

According to the Enterprise Income Tax Law of the People’s Republic of China (《中華人民共和國企業所得稅 法》) and its implementation regulations which came into effect on 1 January 2008 and were amended on 29 December 2018 and other relevant rules and regulations, the Company is required to withhold and pay enterprise income tax at the rate of 10% before distributing the Final Dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the names of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Withholding and Payment of Individual Income Tax for Individual Foreign Shareholders

Pursuant to the Individual Income Tax Law of the People’s Republic of China (《中華人民共和國個人所得稅 法》) and its implementation regulations and other relevant rules and regulations, the Company is required to withhold and pay individual income tax before distributing the Final Dividend to individual shareholders as appearing on the H Share register of members of the Company (the “Individual H Shareholders”). However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•

For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of the Final Dividend;

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For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of the Final Dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of the Final Dividend;

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For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of the Final Dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

IV.	PROFIT DISTRIBUTION TO HONG KONG INVESTORS INVESTING IN A SHARES VIA THE SHANGHAI STOCK CONNECT PROGRAM

For Hong Kong investors (including enterprises and individuals) investing in the Company’s A Shares via the Shanghai Stock Connect Program, the Final Dividend will be distributed in Renminbi by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such A Shares. The Company will withhold and pay income tax at the rate of 10% on behalf of those investors. For investors via the Shanghai Stock Connect Program who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, those enterprises or individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate under such tax treaty will be refunded. The record date and the date of distribution of the Final Dividend and other arrangements for investors via the Shanghai Stock Connect Program will be the same as those for the holders of A Shares of the Company. The Final Dividend is expected to be paid on Thursday, 16 July 2020 to the holders of A Shares whose names appear on the A Share register of members of the Company on Wednesday, 15 July 2020. The Company will announce separately the details of the arrangements regarding the distribution of the Final Dividend to the holders of A Shares.

V.	PROFIT DISTRIBUTION TO MAINLAND INVESTORS INVESTING IN H SHARES VIA THE HONG KONG STOCK CONNECT PROGRAM

For Shanghai and Shenzhen investors (including enterprises and individuals) investing in the Company’s H Shares via the Hong Kong Stock Connect Program, the Shanghai Branch and the Shenzhen Branch of China Securities Depository and Clearing Corporation Limited, as the nominees of the holders of H Shares for investors via the Hong Kong Stock Connect Program, will receive the Final Dividend distributed by the Company and distribute such Final Dividend to the relevant investors through its depositary and clearing system. The Final Dividend to be distributed to the investors of H Shares via the Hong Kong Stock Connect Program will be paid in Renminbi. The record date for investors of H Shares via the Hong Kong Stock Connect Program will be the same as that for the holders of H Shares of the Company. The Final Dividend is expected to be paid on Monday, 31 August 2020 to the investors of H Shares via the Hong Kong Stock Connect Program. Pursuant to the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] No. 81) (《關於滬港股票市場交易互聯互通機制試點有關稅收政策的通 知》（財稅 [2014]81 號）) promulgated on 17 November 2014, the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shenzhen Stock Market and the Hong Kong Stock Market (Cai Shui [2016] No. 127) (《關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2016]127 號）) promulgated on 5 December 2016, the Notice of the Ministry of Finance, the State Administration of Taxation and the China Securities Regulatory Commission on Continuing to Implement the Relevant Individual Income Tax Policy Concerning the Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2017] No. 78) (《 財政部、稅務總 局、證監會關於繼續 執行滬港 股票市場 交易互聯 互通 機制有關個 人 所 得稅政 策的 通 知》（財 稅 [2017]78 號）) promulgated on 17 November 2017, and the Announcement on Continuing to Implement the Relevant Individual Income Tax Policies on the Interconnected Mechanisms for Trading on the Shanghai and Hong Kong Stock Markets and for Trading on the Shenzhen and Hong Kong Stock Markets and on theMutual Recognition of Funds between the Mainland and Hong Kong (Announcement No. 93 in 2019 of the Ministry of Finance, the State Administration of Taxation and the China Securities Regulatory Commission) (《關於繼續執行滬港、深港股票市場交易互聯互通機制和內地與香港基金互認有關個人所得稅政策 的 公 告》（財政 部、稅務總 局、證監會公告 2019 年第 93 號）) promulgated on 5 December 2019:

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For Mainland individual investors who invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax at the rate of 20% in the distribution of the Final Dividend. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Corporation Limited for tax refund relating to the withholding tax already paid abroad. For Mainland securities investment funds that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax in the distribution of the Final Dividend pursuant to the above provisions;

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For Mainland enterprise investors that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will not withhold income tax in the distribution of the Final Dividend and the Mainland enterprise investors shall file the tax returns on their own.

By Order of the Board of
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 29 June 2020

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang

Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie